U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2007

Commission File No.:  0-30308

SOUTHWESTERN RESOURCES CORP.

(Translation of Registrant's name into English)

Suite #1650, 701 West Georgia Street, Vancouver, B.C.  V7Y 1C6

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☐ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:

SOUTHWESTERN RESOURCES CORP.

                       “Giovanni Susin”

By:

Giovanni Susin

Vice President, Finance & CFO

Date:

December 7, 2007

SOUTHWESTERN RESOURCES CORP.

NEWS RELEASE

 SOUTHWESTERN RESOURCES - PROJECT UPDATE

December 6, 2007

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to provide an update on activities at its exploration projects in Peru and China.

PERU

Liam Joint Venture

Numa West

Newmont Peru Limited (a wholly owned subsidiary of Newmont Mining Limited) ("Newmont"), has recently completed the first phase drill program at the Numa West silver project, located in the northeastern part of the 365,000 hectare Liam Joint Venture area in southern Peru. Eighteen holes have been completed and were focused on mainly silver-lead-zinc mineralization as well as peripheral copper-gold skarn targets. The Company will report on the results once assays have been received.

Huacullo

Newmont has commenced drilling at Huacullo. Huacullo is located 18 kilometres northwest of the Joint Venture’s Crespo and Quescha high-sulphidation gold-silver systems, and consists of multiple epithermal veins over at least 800 metres of strike length. Previous drilling conducted by the Joint Venture in 2006 returned a drill intersection of 1.05 metres grading 22.4 grams per tonne gold from hole HUA-008. Newmont is planning to drill five holes in this second drill phase.

Aluja

The Aluja Project, located 30 kilometres northwest of the Crespo and Quescha projects, consists of a 2.0 kilometre by 1.5 kilometre area of acid-sulphate alteration, which includes massive, granular and chalcedonic silica in volcanic tuffs and flows, and various types of breccias.

Geological mapping, sampling and geophysical IP surveying have been completed on the property, which have defined a number of potential drill targets. Newmont has commenced a nine hole program to test these targets.

Pacobamba

The Pacobamba project is located in the northwest part of the Liam Joint Venture area. The project has two main drill targets – a copper-gold skarn target and an area of variably exposed, altered and gold-mineralized hydrothermal breccias. Geological mapping and geophysical IP surveying were completed and Southwestern has commenced a nine- to twelve-hole first phase drilling program.

Copper Projects

The Company has been compiling data for its key copper projects – Antay, Alpacocha and Cristo de la Andes, which are all located in southern Peru. The compilation is based on recent geological mapping, rock-chip and soil geochemical sampling, as well as IP geophysical surveying, and has highlighted a number of important drill targets. The Company is investigating a number of possibilities for advancing these projects and expects to conduct a significant drilling program in 2008.

Other Projects

The Company is reviewing and individually assessing each of its other Peruvian projects to determine whether shareholder value would be maximized through unilateral development by the Company or through seeking a joint venture partner.

CHINA

Boka Project

The Company has been compiling the results of past exploration throughout the Boka property, which covers approximately 160 square kilometres. In conjunction with the recommendations in the recent technical report, entitled "Mineral Resource Update – Boka Gold Project, Yunnan Province, P.R.C." dated November 2007, the Company is outlining exploration programs that would help further define the potential of the various targets such as Boka 7, Boka 8, Boka 11, as well as Boka 1 North and South.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects including the Liam gold-silver project in Peru with Newmont Peru Limited. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities and its lack of experience in bringing an exploration property into production, its ability to repatriate any earnings, foreign exchange fluctuations, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance, the adequacy and availability of insurance coverage, the Company's dependence upon employees and consultants and fluctuations in mineral prices and other risks detailed in the Company's filings with the Canadian Securities Authorities.
These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements, unless the Company specifically states otherwise.

For more information please contact:

Timo Jauristo, Interim President & CEO

or

David Black, Chair of the Board

Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street

Vancouver, BC V7Y 1C6, Canada

Tel. (604) 669-2525